EXHIBIT 12

HOST MARRIOTT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2005	2004	2003	2002	2001
Income (loss) from operations before income taxes	$162	$(84)	$(260)	$(78)	$4
Add (deduct):
Fixed charges	525	574	606	576	569
Capitalized interest	(5)	(3)	(2)	(2)	(8)
Amortization of capitalized interest	6	6	6	6	7
Minority interest in consolidated affiliates	16	4	5	7	23
Net (gains) losses related to certain 50% or less owned affiliates	1	16	22	9	(3)
Distributions from equity investments	2	6	3	6	9
Dividends on preferred stock	(27)	(37)	(37)	(37)	(32)
Issuance costs of redeemed preferred stock	(4)	(4)	—	—	—

Adjusted earnings	$676	$478	$343	$487	$569

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$443	$483	$488	$458	$451
Capitalized interest	5	3	2	2	8
Dividends on convertible preferred securities of subsidiary trust	—	—	32	32	32
Dividends on preferred stock	27	37	37	37	32
Issuance costs of redeemed preferred stock	4	4	—	—	—
Portion of rents representative of the interest factor	46	47	47	47	46

Total fixed charges and preferred stock dividends	$525	$574	$606	$576	$569

Ratio of earnings to fixed charges and preferred stock dividends	1.3	—	—	—	1.0
Deficiency of earnings to fixed charges and preferred stock dividends	—	$(96)	$(263)	$(89)	—